Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following email was sent by Stephen A. Carter, Chief Executive Officer of Informa PLC, and Gary Nugent, CEO of Informa PLC's Informa Tech division, to Michael Cotoia, Chief Executive Officer of TechTarget, Inc., and forwarded by Mr. Cotoia to employees of TechTarget, Inc. on January 26, 2024.

Team,

I wanted to forward along a “greetings email” from Gary Nugent, CEO of Informa Tech and Stephen Carter, Group CEO of Informa PLC (the parent company overseeing all divisions of Informa). I have gotten to know both gentlemen and I'm pleased to share their message directly to all of you.

Have a good weekend.

Mike

Good morning, Mike,

Could I ask you to please forward the note below to all TechTarget colleagues. Many thanks, Gary.

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Dear Colleagues,

A large and very warm hello from us and everyone at Informa and Informa Tech.

It has been just over a week since we, and Greg and Mike, announced the plans to combine the digital businesses of Informa Tech with TechTarget. It is great to be able to make this first contact, and thanks to Mike for suggesting and enabling us to do so.

We are here, first and foremost, because we are long time admirers of TechTarget. In fact, we publicly highlighted TechTarget to Informa’s investors three years ago as a leader in its area and company to follow. Kudos and real credit are due to everyone who has been part of building the strong and leading business TechTarget is today.

As some Colleagues will hopefully know, Informa has long served the international Tech market, whether that is through leading Event Brands such as Black Hat, GDC, AfricaCom, Channel Partners, Enterprise Connect, or our specialist Research brand Omdia.

Over the last five years, we have also been building our position and capabilities in B2B Digital Services for the Tech market. That has included building our first party B2B customer data engine IIRIS, investing in and growing Omdia to the fourth largest Tech research firm with a community of over 250 analysts, adding Research brands such as Canalys, investing in our Media brands and adding Industry Dive, and developing our Demand Generation and Buyer Intent services, including by welcoming NetLine to Informa Tech.

During 2023 we spent time with Greg, Mike, Don and other leaders as part of understanding TechTarget better and exploring whether both of our businesses could do more by taking the next step together.

That answer was a confident yes, and it is exciting to be able to share those plans with everyone now.

As Colleagues will have heard, but is probably worth repeating, those plans are focused on what more we can do by coming together. We are seeing this, as Greg and Mike are, as a chance to combine to create a new company that has even more potential, growth and opportunity.

Together, we will be stronger in Data, in Customer relationships, in Brands and Products, in Technology and in Talent. And the intention is that this story will continue after Day One. The combined, new TechTarget will have ambitions to do more, go further and grow further in the future, with the Informa Group as a long-term majority shareholder committed to supporting that growth.

As Colleagues will have heard, Gary will relocate and be based out of the Newton office as CEO of new TechTarget, with Mike becoming Special Adviser, working in close collaboration with Gary and the rest of the leadership team to make this combination a real success.

As we have said to Informa Tech Colleagues, one of the factors that gives us confidence in this combination is that we have found a very close match in how we each work and act.

Both businesses believe in professional and career opportunity, an open and supportive culture, a sense of community at work and within teams that makes work-life enjoyable, a focus on customers and being agile and flexible in the way we work with them, and a focus on bringing new ideas.

When we move forward as a combined Company, the aim will be to continue with the best of what both businesses have today and create new professional opportunities for Colleagues as the Company further develops and grows.

In Informa Tech, there is a lot of interest and excitement in getting to know TechTarget as well as a good number of questions, including about the potential for future change. As we, and as Mike and team, have shared, we would emphasise that growth and further opportunity is at the heart of what this combination is about.

In terms of what happens next, as everyone will have heard, there are processes to step through and customary conditions and approvals that must be met.

We hope to have the chance to meet Colleagues in person, or at least on screen, soon, and answer any questions there may be on Informa, Informa Tech, the plans that have been announced and the teams that we intend will be joining new TechTarget to work alongside you.

In the months ahead, a Combination Team formed of Leaders from each business will start planning in more detail how new TechTarget will work after the deal completes.

In the meantime, we hope everyone took a lot of encouragement and positivity from the start of year Kick Off meeting. Equally at Informa and Informa Tech, our focus for now is on delivering an excellent start to 2024 so we can go into the combination of our businesses with real momentum.

Thank you for reading and we look forward to meeting Colleagues and speaking further very soon.

Best

Stephen A. Carter Informa Group CEO	Gary Nugent Informa Tech CEO

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa's website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,”  “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo's ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.